UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Results of Ordinary General Meeting of Shareholders of Earlyworks Co., Ltd.

The seventh Ordinary General Meeting (the “Meeting”) of shareholders of Earlyworks Co., Ltd. (the “Company”) was held on July 24, 2025 at 1:00 p.m., Japan Standard Time (July 24, 2025 at 12:00 a.m., U.S. Eastern Time) in Tokyo, Japan. At the Meeting, the shareholders of the Company approved and adopted both resolutions as originally proposed as follows: (1) the approval of financial statements for the seventh fiscal year (from May 1, 2024 to April 30, 2025) (“Resolution One”), and (2) the election of four directors (“Resolution Two”).

A total of 9,727,270 votes, representing approximately 96.0% of the votes exercisable as of April 30, 2025, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolution	For	Against
Resolution One	9,659,055	68,215
Resolution Two	9,623,002	104,268

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

Date: July 25, 2025	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Chief Executive Officer and Representative Director (Principal Executive Officer)

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